Free Writing Prospectus to Amendment No. 1 dated February 5, 2025 relating to

Preliminary Pricing Supplement No. 6,341

Registration Statement Nos. 333-275587; 333-275587-01

Dated February 5, 2025; Filed pursuant to Rule 433

Morgan Stanley

4-Year BOTZ Buffered Jump Securities with Auto-Callable Feature

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying amended preliminary pricing supplement referenced below, product supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Terms
Issuing entity:	Morgan Stanley Finance LLC
Guarantor:	Morgan Stanley
Underlying shares:	Global X Robotics & Artificial Intelligence ETF (“BOTZ”)
Early redemption:	Determination dates:	Call threshold level:	Early redemption payment:
	1st: February 16, 2027	100% of the initial share price	At least $1,200
Buffer amount:	15% of principal (85% maximum loss)[1]
Pricing date:	February 14, 2025
Final determination date:	February 14, 2029
Maturity date:	February 20, 2029
CUSIP:	61778CBV6
Amended preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/895421/000183988225007304/ms6341_424b2-03811.htm

1All payments are subject to our credit risk

Hypothetical Examples

Early Redemption[1]
Date	Change in Underlying Shares	Payment (per security)
1st Determination Date	+20%	$1,200
The securities are automatically redeemed on the early redemption date. Investors will receive a payment of $1,200 per security on the related early redemption date.

* Assumes an early redemption payment of $1,200 per security

Hypothetical Payout at Maturity[1]

Assuming that the underlying shares closes below its initial share price on the first determination date, and, consequently, the securities are not automatically redeemed prior to, and remain outstanding until, maturity:

Change in Underlying Shares	Payment (per security)
+30%	$1,300
+20%	$1,200
+10%	$1,100
0%	$1,000
-10%	$1,000
-15%	$1,000
-16%	$990
-20%	$950
-30%	$850
-40%	$750
-60%	$550
-80%	$350
-100%	$150

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Underlying Shares

For more information about the underlying shares, including historical performance information, see the accompanying amended preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying amended preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to an Investment in the Securities

●The securities do not pay interest and provide a minimum payment at maturity of only 15% of your principal.

●If the securities are redeemed prior to maturity, the appreciation potential of the securities is limited by the fixed early redemption payment specified for the first determination date.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Reinvestment risk.

●The securities will not be listed on any securities exchange and secondary trading may be limited, and accordingly, you should be willing to hold your securities for the entire 4-year term of the securities.

●Not equivalent to investing in the underlying shares or the stocks composing the share underlying index.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

●The estimated value of the securities is approximately $960.30 per security, or within $45.00 of that estimate, and is determined by reference to our pricing and valuation models, which may differ from those of other dealers, and is not a maximum or minimum secondary market price.

●Hedging and trading activity by our affiliates could potentially affect the value of the securities.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying Shares

●There are risks associated with investments concentrated in the robotics and artificial intelligence industries.

●There are risks associated with investments in securities linked to the value of foreign equity securities.

●The securities are subject to currency exchange risk.

●Adjustments to the underlying shares or to the share underlying index could adversely affect the value of the securities.

●The performance and market price of the Fund, particularly during periods of market volatility, may not correlate with the performance of the share underlying index, the performance of the component securities of the share underlying index or the net asset value per share of the Fund.

●The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the Fund.

Tax Considerations

You should review carefully the discussion in the accompanying amended preliminary pricing supplement under the caption “Additional Information About the Securities–Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.